ALEXCO RESOURCE CORP. CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED JUNE 30, 2010 AND 2009

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Alexco Resource Corp. is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. It includes those policies and procedures that:

(i)	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions related to and dispositions of Alexco’s assets;

(ii)

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that Alexco receipts and expenditures are made only in accordance with authorizations of management and Alexco’s directors; and

(iii)

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Alexco assets that could have a material effect on Alexco’s financial statements.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of Alexco’s internal control over financial reporting as at June 30, 2010, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that Alexco’s internal control over financial reporting was effective as at June 30, 2010.

The effectiveness of Alexco’s internal control over financial reporting as at June 30, 2010 has been audited by PricewaterhouseCoopers LLP, Alexco’s independent auditors, as stated in their report which appears on the following page.

“Clynton R. Nauman”	“David E. Whittle”
(signed)	(signed)

Clynton R. Nauman	David E. Whittle
President and Chief Executive Officer	Chief Financial Officer

September 17, 2010

September 17, 2010 Independent Auditors’ Report	PricewaterhouseCoopers LLP
Chartered Accountants
PricewaterhouseCoopers Place
250 Howe Street, Suite 700
Vancouver, British Columbia
Canada V6C 3S7
Telephone +1 (604) 806 7000
Facsimile +1 (604) 806 7806
www.pwc.com/ca

To the Shareholders of Alexco Resource Corp.:

We have completed an integrated audit of Alexco Resource Corp.’s 2010 and 2009 consolidated financial statements and of its internal control over financial reporting as at June 30, 2010. Our opinions, based on our audits, are presented below.

Consolidated financial statements

We have audited the accompanying consolidated balance sheets of Alexco Resource Corp. as at June 30, 2010 and June 30, 2009, and the related consolidated statements of operations and comprehensive loss, the consolidated statement of cash flows and the consolidated statement of shareholders’ equity for each of the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits of the Company’s financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at June 30, 2010 and June 30, 2009 and the results of its operations and its cash flows for each of the years then ended in accordance with Canadian generally accepted accounting principles.

Internal control over financial reporting

We have also audited Alexco Resource Corp.’s internal control over financial reporting as at June 30, 2010, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

“PricewaterhouseCoopers” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership, or, as the context requires, the PricewaterhouseCoopers global network or other member firms of the network, each of which is a separate legal entity.

A Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at June 30, 2010 based on criteria established in Internal Control — Integrated Framework issued by the COSO.

Yours very truly,

/S/ PricewaterhouseCoopers LLP

Chartered Accountants

(2)

ALEXCO RESOURCE CORP.
CONSOLIDATED BALANCE SHEETS
AS AT JUNE 30
(expressed in thousands of dollars)
	2010	2009
ASSETS
Current Assets
Cash and cash equivalents	$24,383	$10,045
Restricted cash and deposits (see note 17)	3,232	1,792
Accounts and other receivable	2,354	2,338
Prepaid expenses and other current assets	720	885
	30,689	15,060
Restricted Cash and Deposits (see notes 9 and 17)	4,379	4,475
Property, Plant and Equipment (see note 4)	15,556	4,262
Mineral Properties (see note 5)	84,057	64,364
Intangible Assets (see note 6)	929	1,446
	$135,610	$89,607

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$9,864	$4,435
Consulting services contract loss provision (see note 7)	156	141
	10,020	4,576
Consulting Services Contract Loss Provision (see note 7)	360	1,009
Unearned Revenue	452	-
Deposits Under Silver Purchase Agreement (see note 8)	30,382	18,210
Asset Retirement Obligations (see note 9)	1,511	810
Future Income Tax Liabilities (see note 14)	7,995	5,239
	50,720	29,844
Shareholders’ Equity (see note 10)	84,890	59,763
	$135,610	$89,607

COMMITMENTS (see notes 5(a) and 16)

APPROVED ON BEHALF OF
THE BOARD OF DIRECTORS

“Terry Krepiakevich”	“David Searle”
(signed)	(signed)
Director	Director

The accompanying notes are an integral part of these consolidated financial statements

ALEXCO RESOURCE CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
FOR THE YEARS ENDED JUNE 30
(expressed in thousands of dollars, except
per share and share amounts)
	2010	2009

Consulting Revenue	$4,641	$5,818

Consulting Costs (see note 7)	2,870	5,429

Gross Profit	1,771	389

Expenses
Accretion of asset retirement obligations	24	31
Amortization of property, plant and equipment	168	350
Amortization of intangible assets	517	564
Business development and investor relations	507	691
Foreign exchange loss	33	14
Office and miscellaneous	1,076	1,169
Professional fees	987	1,524
Regulatory fees	158	188
Salaries and contractors and stock-based compensation (see note 12)	4,890	2,819
Travel	188	115
Loss (gain) on disposal of property, plant and equipment	30	(18)
Write-down of mineral properties (see note 5(e))	-	2,430
Write-down of intangible assets (see note 6)	-	852
Write-down of goodwill (see note 13)	-	917

	8,578	11,646

Loss Before Other Income and Recovery of Taxes	(6,807)	(11,257)

Other Income
Interest income	88	224
Miscellaneous	90	-

Loss Before Recovery of Taxes	(6,629)	(11,033)

Recovery of Taxes (see note 14)
Future	1,410	1,460

Net Loss and Comprehensive Loss	$(5,219)	$(9,573)

Loss Per Share – Basic and Diluted (see note 15)	$(0.11)	$(0.24)
Weighted Average Number of Shares Outstanding (in thousands of shares)	47,331	39,404

The accompanying notes are an integral part of these consolidated financial statements

ALEXCO RESOURCE CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED JUNE 30
(expressed in thousands of dollars)
	2010	2009

Cash Flows from Operating Activities
Net loss	$(5,219)	$(9,573)
Items not affecting cash from operations –
Unearned revenue	452	-
Consulting services contract loss provision	(634)	1,150
Accretion of asset retirement obligations	24	31
Amortization of property, plant and equipment	255	350
Amortization of intangible assets	517	564
Stock-based compensation	980	561
Loss (gain) on disposal of property, plant and equipment	30	(18)
Write-down of mineral properties	-	2,430
Write-down of intangible assets	-	852
Write-down of goodwill	-	917
Recovery of future taxes	(1,410)	(1,460)

	(5,005)	(4,196)

Expenditures on asset retirement obligations	(130)	(328)
Changes in non-cash working capital balances related to operations –
Accounts and other receivable	(16)	(382)
Prepaid expenses and other current assets	134	(407)
Accounts payable and accrued liabilities	252	602
Income taxes payable and receivable	-	32

	(4,765)	(4,679)

Cash Flows from Investing Activities
Investment in mineral properties	(14,574)	(22,644)
Purchase of property, plant and equipment	(10,029)	(1,345)
Increase in restricted cash and deposits	(13,133)	(18,600)
Decrease in restricted cash and deposits	11,787	13,593

	(25,949)	(28,996)

Cash Flows from Financing Activities
Receipt of deposits under silver purchase agreement	12,172	18,210
Common shares issued through offerings	35,225	13,000
Issuance costs	(3,047)	(583)
Common shares issued on exercise of stock options	420	88
Common shares issued on exercise of warrants	282	-

	45,052	30,715

Increase (Decrease) in Cash and Cash Equivalents	14,338	(2,960)

Cash and Cash Equivalents – Beginning of Year	10,045	13,005

Cash and Cash Equivalents – End of Year	$24,383	$10,045

SUPPLEMENTAL INFORMATION (see note 19)

The accompanying notes are an integral part of these consolidated financial statements

ALEXCO RESOURCE CORP.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED JUNE 30, 2010 AND 2009

	Common Shares
				Stock	Contributed
	Shares	Amount	Warrants	Options	Surplus	Deficit	Total

Balance – June 30, 2008	35,831,014	$59,117	$2,878	$5,120	$492	$(9,853)	$57,754

Equity offerings, net of issuance costs (see notes 10(a) and (b))	6,928,572	12,559	34	-	-	-	12,593
Issuance costs attributed to renunciation of exploration expenditures (see note 10(c))	-	(2,100)	-	-	-	-	(2,100)
Issued for acquisition of mineral property interest (see note 5(b))	210,000	315	-	-	-	-	315
Compensation expense recognized	-	-	-	686	-	-	686
Exercise of stock options	110,000	131	-	(43)	-	-	88
Stock options expired	-	-	-	(540)	540	-	-
Warrants expired	-	-	(58)	-	58	-	-
Net loss for the year	-	-	-	-	-	(9,573)	(9,573)

Balance – June 30, 2009	43,079,586	70,022	2,854	5,223	1,090	(19,426)	59,763

Equity offerings, net of issuance costs (see notes 10(d) and (e))	9,725,000	33,091	-	-	-	-	33,091
Issuance costs attributed to renunciation of exploration expenditures (see note 10(f))	-	(4,650)	-	-	-	-	(4,650)
Compensation expense recognized	-	-	-	1,438	-	-	1,438
Exercise of stock options	174,350	451		(168)	-	-	283
Stock options expired	-	-	-	(231)	231	-	-
Exercise of warrants	210,000	454	(34)	-	-	-	420
Warrants expired, net of tax	-	-	(2,820)	-	2,584	-	(236)
Net loss for the year	-	-	-	-	-	(5,219)	(5,219)

Balance – June 30, 2010	53,188,936	$99,368	$-	$6,262	$3,905	$(24,645)	$84,890

The accompanying notes are an integral part of these consolidated financial statements

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2010 AND 2009
(figures in tables are expressed in thousands of dollars)

1.	Nature of Operations

Alexco Resource Corp. (“Alexco” or the “Corporation”) was incorporated under the Business Corporations Act (Yukon) on December 3, 2004 and commenced operations on March 15, 2005. Effective December 28, 2007, it was continued under the Business Corporations Act (British Columbia). Alexco conducts mineral exploration and development in Canada, primarily in Yukon Territory. Alexco also provides consulting and project management services in respect of environmental permitting and compliance and site remediation and reclamation, both in Canada and internationally.

The Corporation is in the process of exploring and developing its mineral properties. The recoverability of the carrying amount for each of its mineral properties is dependent upon the existence of economically recoverable reserves, successful permitting, the ability of the Corporation to obtain necessary financing to complete the exploration and development, and upon future profitable production or proceeds from disposition of each mineral property. Furthermore, the acquisition of title to mineral properties is a complicated and uncertain process, and while the Corporation has taken steps in accordance with normal industry standards to verify its title to the mineral properties in which it has an interest, there can be no assurance that such title will ultimately be secured. The carrying amounts of mineral properties are based on costs incurred to date, and do not necessarily represent present or future values.

2.	Significant Accounting Policies

	(a)	Basis of Consolidation and Financial Statement Presentation

The Corporation’s consolidated financial statements have been prepared using accounting principles generally accepted in Canada (“Canadian GAAP”) and include the accounts of the Corporation and its wholly owned subsidiaries, Alexco Keno Hill Mining Corp. (formerly Alexco Resource Canada Corp., formerly 650399 B.C. Ltd.), Elsa Reclamation & Development Company Ltd. (“ERDC”), Alexco Exploration Canada Corp., Access Mining Consultants Ltd. (“Access”) and Alexco Resource U.S. Corp. All significant inter-company transactions and balances are eliminated on consolidation. Significant differences from accounting principles generally accepted in the United States including practices prescribed by the US Securities and Exchange Commission (“US GAAP”) are described in note 22.

All amounts are reported and measured in Canadian dollars. Certain of the comparative figures have been reclassified to conform with the current period's presentation format.

	(b)	Use of Estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts and the valuation of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenditures during the period reported. Significant areas requiring the use of management’s judgment include evaluating the carrying value and recoverability of property, plant and equipment, mineral properties, intangible assets and goodwill; determining amortization rates; estimating asset retirement obligations including future environmental obligations and site reclamation costs; evaluating fixed price contracts to determine possible loss provisions; estimating future income taxes; determining the value of stock-based compensation and securities issued for non-cash consideration; and allocating proceeds received from issuance of units to the component securities. The use of such judgment includes, but is not limited to, the estimations of mineral resources, future mineral prices and project capital, operating and reclamation costs. Actual results could differ materially, and such estimates may be subject to change in the future.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2010 AND 2009
(figures in tables are expressed in thousands of dollars)

(c)	Cash and Cash Equivalents

Cash and cash equivalents are unrestricted as to use and consist of cash on hand, demand deposits and short term interest-bearing investments with maturities of 90 days or less from the original date of acquisition and which can readily be liquidated to known amounts of cash.

(d)	Property, Plant and Equipment

Property, plant and equipment are recorded at cost, including any directly attributable financing or interest costs, and amortization begins when the asset is substantially put into service. Amortization of property, plant and equipment is calculated using the following methods:

Heavy machinery and equipment	5 years straight-line
Furniture and office equipment	5 years straight-line
Computer hardware	3 years straight-line
Computer software	2 years straight-line
Leasehold improvements	Straight-line over the term of lease
Roads	5 years straight-line
Camp and other site infrastructure	10 years straight-line

Management reviews and evaluates the carrying amount of property, plant and equipment for impairment when events or changes in circumstances indicate that such amount may not be recoverable. If the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is recognized and the asset written down to fair value which is normally determined based on the discounted value of estimated future cash flows.

(e)	Mineral Properties

Mineral property interests are recorded at cost, including any directly attributable financing or interest costs, and expenditures on exploration or mine development activities undertaken on mineral properties the Corporation has acquired, or has the right to acquire, are deferred, net of any directly attributable expenditure recoveries recognized such as exploration or investment tax credits. Mineral property acquisition costs include costs of both initially acquiring and subsequently maintaining title to mineral property interests. Deferred exploration costs include exploration and other activities and expenditures directed at identifying the resource potential of the mineral property interests and otherwise developing and assessing the feasibility of bringing them into production. Once it has been determined that a mineral deposit can and will be economically developed based on a positive definitive economic analysis, deferred development costs include costs incurred prior to and during production to establish access to the deposit. Grassroots exploration expenditures, incurred prior to the Corporation acquiring or obtaining the right to acquire a mineral property, are expensed. The carrying amount of each mineral property, including deferred exploration and development costs, will be amortized against future production on a units of production basis following commencement of commercial production, or written off if the property is allowed to lapse or is abandoned.

Management reviews and evaluates the carrying amount of each mineral property, including deferred exploration and development costs, for impairment when events or changes in circumstances indicate that such amount may not be recoverable. If the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the mineral property, an impairment loss is recognized and the property written down to fair value which is normally determined based on the discounted value of estimated future cash flows.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2010 AND 2009
(figures in tables are expressed in thousands of dollars)

(f)	Intangible Assets

Intangible assets consist of customer relationships, rights to provide services and database assets acquired through business combinations, as well as acquired patents having definite lives, and are recorded at cost. All of the Corporation’s intangible assets have definite lives, and are amortized over their expected useful lives using the following methods:

Customer relationships	5 years straight-line
Rights to provide services and database	4 years straight-line
Patents	Straight-line over remaining life

Management reviews and evaluates the carrying amount of definite life intangible assets for impairment when events or changes in circumstances indicate that such amount may not be recoverable. If the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is recognized and the asset written down to fair value which is normally determined based on the discounted value of estimated future cash flows.

(g)	Deposits Under Silver Purchase Agreement

Payments received in advance under silver purchase agreement which are refundable under certain limited circumstances (see note 8) are recorded as deposits. The balance of such deposits will be reduced on each silver delivery by the excess of the prevailing market value of the silver delivered over the per-ounce cash amount paid by the purchaser at the time, with the amount of such reduction recognized as revenue from the sale of mined silver.

(h)	Asset Retirement Obligations

Future obligations to retire an asset, including dismantling, remediation and ongoing treatment and monitoring of the site, are recognized and recorded as a liability at fair value at the time the asset is acquired or the event occurs giving rise to such an obligation, with fair value measured by discounting the estimated cash flows required to fulfill such obligations using an appropriate interest rate. The liability is accreted over time through periodic charges to earnings. The corresponding asset retirement cost is capitalized into the asset’s carrying value and is amortized over the asset’s useful life in accordance with the Corporation’s capital asset amortization policies. Estimates of the timing and amount of undiscounted cash flows required to fulfill asset retirement obligations are updated periodically to reflect significant changes in facts and circumstances, and the obligations are remeasured to incorporate any resulting change in their fair value. The capitalized asset retirement cost is correspondingly increased or decreased by the amount of remeasurement, and if reduced to nil then any further reduction is taken into income as a gain.

(i)	Revenue Recognition

Revenue from all consulting services is recognized under the proportional performance method based on an output appropriate to the particular service contract, such as performance of agreed service deliverables, or provision of billable hours under straight hourly bill contracts. Payments received prior to recognition of the related revenue are recorded as unearned revenue. Where the Corporation commits to provide service deliverables under a fixed price contract, estimated costs remaining to complete the contract are regularly reviewed and full provision is made immediately for any anticipated loss. Recognition of all revenue is subject to the provision that ultimate collection be reasonably assured at the time of recognition.

(j)	Stock-Based Compensation

The Corporation accounts for stock-based compensation at fair value. Compensation expense for options granted is determined based on the estimated fair value of the options at the time of grant using the Black-Scholes option pricing model. The cost is recognized over the vesting period of the respective options using the graded vesting attribution method and is capitalized to mineral properties for grants to individuals working directly on mineral projects. The effects of actual forfeitures of unvested options are recognized as they occur. Consideration paid on exercise of options is credited to share capital.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2010 AND 2009
(figures in tables are expressed in thousands of dollars)

(k)	Income taxes

The Corporation follows the asset and liability method of tax allocation accounting. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment. The amount of future income tax assets recognized is limited to the amount that is estimated as more likely than not to be realized.

(l)	Translation of Foreign Currencies

The Corporation’s functional currency is the Canadian dollar. Foreign operations are integrated with the parent company and, consequently, the financial statements of foreign subsidiaries are translated into the Corporation’s primary functional currency using the temporal method. Transactions in foreign currencies are translated into Canadian dollars at either actual or estimated exchange rates in effect on the transaction date. Monetary assets and liabilities expressed in foreign currencies are translated into Canadian dollars at the exchange rates in effect at the balance sheet date. The resulting exchange gains and losses are recognized in income.

(m)	Earnings or Loss Per Share

Earnings or loss per common share is calculated based on the weighted average number of common shares outstanding during the year. The Corporation follows the treasury stock method in the calculation of diluted earnings per share. Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted earnings per share assumes that the proceeds to be received on the exercise of dilutive stock options and warrants are used to repurchase common shares at the weighted average market price during the period.

(n)	Financial Instruments

Financial assets, financial liabilities and non-financial derivative contracts are initially recognized at fair value on the balance sheet when the Corporation becomes a party to their contractual provisions. Measurement in subsequent periods depends on the financial instrument’s classification. The Corporation’s cash and cash equivalents are classified as held for trading and thus are recorded at fair value on the balance sheet, with changes in the fair value of these instruments reflected in net earnings. Investments, including term deposits not included in cash equivalents, with fixed or determinable payments and fixed maturity and which the Corporation has the intention and ability to hold to maturity are classified as held to maturity and thus are recorded at amortized cost using the effective interest method. All other financial assets except receivables are classified as available for sale and thus are recorded at fair value on the balance sheet, with changes in the fair value of these instruments reflected in other comprehensive income. Receivables and all financial liabilities are recorded at amortized cost. Transaction costs incurred to acquire financial instruments other than those classified as held for trading are added to the initial carrying amount. Regular-way purchases and sales of financial assets are accounted for on the trade date.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2010 AND 2009
(figures in tables are expressed in thousands of dollars)

Measurement of the fair value of financial instruments is made under a fair value hierarchy comprising three levels reflecting the significance of the inputs used in making the measurements, described as follows:

Level 1:	Valuations based on quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2:	Valuations based on directly or indirectly observable inputs in active markets for similar assets or liabilities, other than Level 1 prices, such as quoted interest or currency exchange rates; and
Level 3:	Valuations based on significant inputs that are not derived from observable market data, such as discounted cash flow methodologies based on internal cash flow forecasts.

3.	Accounting Policy Changes

	(a)	Recently-Adopted Accounting Policy Changes

As required under Canadian GAAP, the Corporation has adopted new Canadian Institute of Chartered Accountants (“CICA”) Accounting Handbook Section 3064, “Goodwill and Intangible Assets”, replaced existing Handbook Section 3062 “Goodwill and Other Intangible Assets”.

This Standard reinforces the principle-based approach to the recognition of assets only in accordance with the definition of an asset and the criteria for asset recognition, and clarifies the application of the concept of matching revenues and expenses such that the current practice of recognizing assets that may not meet the definition and recognition criteria are eliminated. This new standard also provides guidance for the treatment of pre-production and start-up costs and requires that these costs and related revenues be reflected in earnings. The adoption of this standard did not have a material impact on the Corporation’s consolidated financial statements.

	(b)	Future Accounting Policy Changes

Under Canadian GAAP, for interim and annual financial statements relating to its fiscal year commencing July 1, 2011, the Corporation will be required to adopt new CICA Accounting Handbook Section 1582 “Business Combinations”, Section 1601 “Consolidated Financial Statements” and Section 1602 “Non-Controlling Interests”. Handbook Section 1582 replaces existing Handbook Section 1581 “Business Combinations”, and Handbook Sections 1601 and 1602 together replace Handbook Section 1600 “Consolidated Financial Statements”.

Handbook Sections 1582, 1601 and 1602 collectively require net assets, non-controlling interests and goodwill acquired in a business combination to be recorded at fair value and non-controlling interests to be reported as a component of equity. In addition, the definition of a business is expanded and is described as an integrated set of activities and assets that are capable of being managed to provide a return to investors or economic benefits to owners. Acquisition costs are not part of the consideration and are to be expensed when incurred. The Corporation has not yet determined the effect if any that the adoption of these new standards will have on its financial statements.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2010 AND 2009
(figures in tables are expressed in thousands of dollars)

4.	Property, Plant and Equipment

		Accumulated	2010
	Cost	Amortization	Net

Camp, roads and other site infrastructure	$3,636	$1,034	$2,602
Ore processing mill under construction	10,640	-	10,640
Heavy machinery and equipment	3,170	1,154	2,016
Leasehold improvements	436	247	189
Furniture and office equipment	196	113	83
Computer hardware and software	338	312	26

	$18,416	$2,860	$15,556

		Accumulated	2009
	Cost	Amortization	Net

Camp, roads and other site infrastructure	$3,435	$654	$2,781
Heavy machinery and equipment	1,835	757	1,078
Leasehold improvements	436	173	263
Furniture and office equipment	190	75	115
Computer hardware and software	317	292	25

	$6,213	$1,951	$4,262

During the year ended June 30, 2010, the Corporation recorded total amortization of property, plant and equipment of $942,000 (2009 – $929,000), of which $638,000 (2009 – $579,000) was related to property, plant and equipment used in exploration and development activities and has been capitalized to mineral properties and $49,000 (2009 – $nil) was capitalized to the ore processing mill under construction. The balance of $255,000 (2009 – $350,000) has been charged to income, of which $87,000 (2009 - $ nil) is recorded in consulting costs and $168,000 ($2009 - $350,000) is reflected under general expenses.

During the year ended June 30, 2009, management undertook an impairment review of the carrying amount of the Corporation’s property, plant and equipment. Based on this review, management determined that its carrying amount was fully recoverable and therefore no impairment write-down was required.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2010 AND 2009
(figures in tables are expressed in thousands of dollars)

5.	Mineral Properties

		Expenditures	Write-Downs
	June 30	Incurred	Recognized In	June 30
	2009	In the Year	the Year	2010

Mineral Property Acquisition Costs
Keno Hill District Properties –
Bellekeno	$3,553	$-	$-	$3,553
Lucky Queen	148	-	-	148
McQuesten	2,138	20	-	2,158
Onek	1,277	-	-	1,277
Silver King	1,424	-	-	1,424
Other Keno Hill Properties	4,803	34	-	4,837
Brewery Creek	1	20	-	21
Other	98	-	-	98
	13,442	74	-	13,516

Deferred Exploration and Development Costs
Keno Hill District Properties –
Bellekeno	29,515	14,783	-	44,298
Lucky Queen	5,127	-	-	5,127
McQuesten	91	-	-	91
Onek	9,498	1,081	-	10,579
Silver King	1,274	3,532	-	4,806
Other Keno Hill Properties	5,328	223	-	5,551
Brewery Creek	-	-	-	-
Other	89	-	-	89
	50,922	19,619	-	70,541

Total	$64,364	$19,693	$-	$84,057

		Expenditures	Write-Downs
	June 30	Incurred	Recognized In	June 30
	2008	In the Year	the Year	2009

Mineral Property Acquisition Costs
Keno Hill District Properties –
Bellekeno	$3,527	$26	$-	$3,553
Lucky Queen	147	1	-	148
McQuesten	1,803	335	-	2,138
Onek	1,268	9	-	1,277
Silver King	1,414	10	-	1,424
Other Keno Hill Properties	4,767	36	-	4,803
Brewery Creek	1,889	3	(1,891)	1
Other	98	-	-	98
	14,913	420	(1,891)	13,442

Deferred Exploration and Development Costs
Keno Hill District Properties –
Bellekeno	8,971	20,544	-	29,515
Lucky Queen	3,855	1,272	-	5,127
McQuesten	84	7	-	91
Onek	7,431	2,067	-	9,498
Silver King	1,274	-	-	1,274
Other Keno Hill Properties	4,693	635	-	5,328
Brewery Creek	539	-	(539)	-
Other	89	-	-	89
	26,936	24,525	(539)	50,922

Total	$41,849	$24,945	$(2,430)	$64,364

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2010 AND 2009
(figures in tables are expressed in thousands of dollars)

(a)	Keno Hill District Properties

The Corporation’s mineral interest holdings in the Keno Hill district, located in Canada’s Yukon Territory, are comprised of a number of properties, the most significant of which currently is Bellekeno. The Bellekeno mine and ore processing mill are currently in development and construction, with production scheduled to commence during the second half of calendar 2010.

The majority of the Corporation’s mineral property interests within the Keno Hill district were purchased from the interim receiver of United Keno Hill Mines Limited and UKH Minerals Limited (collectively, “UKHM”) and are held by ERDC. As a condition of that purchase, a separate agreement was entered into between Alexco, ERDC, the Government of Canada and the Government of Yukon (the “Subsidiary Agreement”), under which the Government of Canada has indemnified ERDC and Alexco from and against all liabilities arising directly or indirectly from the pre-existing condition of the UKHM properties. The Subsidiary Agreement also provides that ERDC may bring any mine into production on the UKHM properties by designating a production unit from the mineral property interests relevant to that purpose and then assuming responsibility for all costs of the production unit’s water related care and maintenance and water related components of closure reclamation.

In addition, the Subsidiary Agreement details the basis under which ERDC is retained by the Government of Canada as a paid contractor responsible for the environmental care and maintenance and ultimate closure reclamation of the UKHM properties. It provides that ERDC is responsible for the development of the ultimate closure reclamation plan for fees of 65% of agreed commercial contractor rates, and this plan development is currently ongoing. Upon acceptance and regulatory approval, the closure reclamation plan will be implemented by ERDC at full negotiated contractor rates. During the period required to develop the plan, ERDC is responsible for carrying out environmental care and maintenance at various sites within the UKHM properties, for a fixed annual fee adjusted each year for certain operating and inflationary factors and determined on a site-by-site basis. The portion of the annual fee amount so determined which is billable by ERDC in respect of each site will reduce by 15% each year until all site-specific care and maintenance activities have been replaced by closure reclamation activities; provided however that should a closure reclamation plan be prepared but not accepted and approved, the portion of annual fees billable by ERDC will revert to 85% until the Subsidiary Agreement is either amended or terminated. ERDC receives agreed commercial contractor rates when retained by government to provide consulting services in the Keno Hill district outside the scope of the Subsidiary Agreement.

Also under the Subsidiary Agreement, ERDC is required to pay into a separate reclamation trust a 1.5% net smelter return royalty, to an aggregate maximum of $4 million for all production units, from any future production from the UKHM properties, commencing once earnings from mining before interest, taxes and depreciation exceed actual exploration costs, to a maximum of $6.2 million, plus actual development and construction capital. A portion of any future proceeds from sales of the acquired UKHM assets must also be paid into the separate reclamation trust.

The Subsidiary Agreement can be terminated at ERDC’s election should a closure reclamation plan be prepared but not accepted and approved, and at the Governments’ election should ERDC be declared in default under the Subsidiary Agreement. Until the earlier of the date a mine is brought into commercial production on the UKHM properties and the date the active component of closure reclamation is completed, if ERDC should be declared in default, the Corporation will be required to deposit the sum of $6 million into the separate reclamation trust as a default fee.

(b)	McQuesten

The McQuesten property is located within the Keno Hill district. On October 20, 2008, the Corporation completed the exercise of an option to acquire from a third party the remaining 30% interest in the McQuesten property not already owned by the Corporation, issuing 210,000 common shares valued at $315,000 and granting a net smelter return royalty to the optionor over certain McQuesten and proximal Keno Hill district claims ranging from 0.5% to 2%. The McQuesten property is also subject to a second separate net smelter return royalty of 2% under which the Corporation makes an annual advance royalty payment of $20,000 per year.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2010 AND 2009
(figures in tables are expressed in thousands of dollars)

(c)	Other Keno Hill Properties

The Corporation’s other Keno Hill district properties include the historical Elsa tailings, and numerous others. A limited number of the mineral interests comprising certain of these properties are subject to granted or pending net smelter return royalties of 1%, in addition to the royalty provisions of the Subsidiary Agreement.

(d)	Brewery Creek

The Corporation’s 100% owned Brewery Creek property is located in Canada’s Yukon Territory, and is subject to two underlying royalty agreements with third parties. The first is a “sliding scale” royalty on the first 300,000 ounces of production from the property, payable on quarterly gold production on the basis of a sliding scale ranging from US$10 to US$40 per ounce based on the prevailing gold price. As of the cessation of gold production at Brewery Creek prior to its acquisition by the Corporation, royalties under this agreement had already been paid on 278,484 ounces of gold production. The second royalty is a 5% net profits royalty (after recapture of pre- production expenditures) on profits from gold production at Brewery Creek.

In August 2009, the Corporation entered into an option agreement with a third party under which the third party has been granted exclusive rights to earn up to a 75% interest in the Brewery Creek property other than with respect to barite deposits, and earn a 50% interest in any barite deposits located on the property. The third party can earn the full 75% interest in the property excluding barite deposits by incurring aggregate non-barite-related exploration and development expenditures of at least $6 million and completing a non-barite bankable feasibility study by December 31, 2014. If the third party earns its full 75% interest, the Corporation will have a one- time option to claw back a 10% interest by paying a cash amount equal to 2.5 times the third party’s non-Barite related expenditures in excess of $4 million. The third party can earn the 50% barite interest by incurring $1 million in barite-related exploration expenditures by December 31, 2012, subject to the condition that it has also incurred at least $3.5 million in expenditures towards the non-barite interest.

(e)	Impairment Review in Fiscal 2009

As at December 31, 2008, management undertook an impairment review of the carrying amount of the Corporation’s mineral properties. With respect to the Brewery Creek property, no significant exploration activity had been carried out since 2006, nor was any planned in the near term. While the Corporation had no intention to allow the Brewery Creek property to lapse, given the level of uncertainty at the time in the economic climate its carrying amount was determined to be unrecoverable and was written down to a nominal value of $1,000. The carrying amounts for all of the Corporation’s other mineral property interests were determined to be fully recoverable and therefore no additional impairment write-downs were required.

Management carried out this review using its best estimates, based on assumptions that it believed reflected the most probable set of economic conditions and planned courses of action. Nonetheless, with respect to determining the value to which the Brewery Creek property in particular should be written down, the degree of variance between management’s best estimates and other reasonable assumptions was unusually high due to the degree of volatility present in the economic climate at the time. The degree of variance between management’s best estimate of the value to which Brewery Creek should be written down and other reasonably possible amounts, though indeterminate, was likely material.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2010 AND 2009
(figures in tables are expressed in thousands of dollars)

6.	Intangible Assets

		Accumulated
		Amortization and	2010
	Cost	Write-Downs	Net

Reclamation project - rights to provide services and database	$442	$442	$-
Customer relationships	332	217	115
Patents	3,393	2,579	814

	$4,167	$3,238	$929

		Accumulated
		Amortization and	2009
	Cost	Write-Downs	Net

Reclamation project - rights to provide services and database	$442	$442	$-
Customer relationships	332	150	182
Patents	3,393	2,129	1,264

	$4,167	$2,721	$1,446

As at December 31, 2008, management undertook impairment reviews of the carrying amounts of the Corporation’s intangible assets, all of which related to its consulting services segment. Due to changes in management’s estimates of the time and costs required to complete the underlying reclamation project services, the remaining unamortized carrying amount for the reclamation project intangible asset was determined to be unrecoverable and was written off. Due to the level of uncertainty at the time in the economic climate world-wide, management reduced its estimate of the future cash flows expected to be realized from the Corporation’s patents. As a result, the carrying amounts for certain of the patents were determined to no longer be fully recoverable, and were accordingly written down to their fair values as estimated using an expected present value technique. The Corporation therefore recognized write-downs of its intangible assets totaling $852,000, of which $253,000 was in respect of its reclamation project assets and $599,000 was in respect of its patent assets.

Management carried out these reviews using its best estimates, based on assumptions that it believed reflected the most probable set of economic conditions and planned courses of action. Nonetheless, with respect to determining the fair values of the Corporation’s patents in particular, the degree of variance between management’s best estimates and other reasonable assumptions was unusually high due to the degree of volatility present in the economic climate at the time. The degree of variance between management’s best estimate of the fair value of the patents and other reasonably possible amounts, though indeterminate, was likely material.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2010 AND 2009
(figures in tables are expressed in thousands of dollars)

7.	Consulting Services Contract Loss Provision

	2010	2009
Consulting services contract loss provision – beginning of year	$1,150	$-
Increase (decrease) due to changes in loss estimation	(237)	1,150
Reduction due to current period loss realization	(397)	-
Consulting services contract loss provision – end of year	$516	$1,150

As described in note 5(a), under the Subsidiary Agreement ERDC is responsible for carrying out environmental care and maintenance at various sites within the UKHM properties, for a fixed annual fee adjusted each year for certain operating and inflationary factors and determined on a site-by-site basis. The portion of the site-by-site adjusted annual fee determination basis which is billable by ERDC reduces by 15% each year until all site-specific care and maintenance activities have been replaced by closure reclamation activities.

Over the course of summer 2009 ERDC significantly advanced its development of the closure reclamation plan, one of the results of which was that the period of time required to receive acceptance and regulatory approval of the plan was anticipated to be longer than previously estimated. Accordingly, in performing its quarterly review of this contract as at June 30, 2009, management revised its estimates to reflect this longer period of time. As a result, a loss provision liability in respect of this contract was recognized in the Corporation’s consolidated balance sheet as at June 30, 2009 totaling $1,150,000, which provision was charged to consulting costs for the year then ended.

During the year ended June 30, 2010, the Corporation reduced the balance of the loss provision liability by $237,000 as a result of a favourable re-assessment of the costs estimated to be incurred in meeting its future care and maintenance obligations under the Subsidiary Agreement. The resulting gain of $237,000 has been reflected as a reduction of consulting costs, as has the reduction arising due to loss realization during the period.

8.	Deposits Under Silver Purchase Agreement

	2010	2009
Deposits under silver purchase agreement – beginning of year	$18,210	$-
Deposit payments received	12,172	18,210
Deposits under silver purchase agreement – end of year	$30,382	$18,210

On October 2, 2008, the Corporation entered into a silver purchase agreement with Silver Wheaton under which Silver Wheaton will purchase 25% of the life of mine silver produced by the Corporation from its Keno Hill district mineral properties. The agreement provides for the Corporation to receive deposit payments from Silver Wheaton totaling US$50 million, plus a further payment of the lesser of US$3.90 (increasing by 1% per annum after the third year of full production) and the prevailing market price for each ounce of silver delivered. The agreement also provides that prior to meeting an initial completion test based on production throughput, all deposit payments received from Silver Wheaton can only be expended on the development and construction of the Bellekeno mine, being one of the Corporation’s Keno Hill district properties (see note 5(a), and note 17 with respect to restricted cash and deposits).

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2010 AND 2009
(figures in tables are expressed in thousands of dollars)

Under the agreement, the deposit balance is reduced on each silver delivery by the excess of the prevailing market value of the silver delivered over the per-ounce cash amount paid by Silver Wheaton at the time. After the initial 40 year term of the agreement, the Corporation is required to refund the balance of any deposit payments received and not yet reduced through silver deliveries. The Corporation would also be required to refund the balance of deposit payments received and not reduced down if Silver Wheaton exercised its right to terminate the agreement in an event of default by the Corporation, which would include a failure to meet certain Bellekeno mine construction milestones. The Corporation would be required to refund a pro-rata portion of the balance of the deposit not yet reduced to the extent the Bellekeno mine has not achieved a production rate of 400 tonnes of ore per day by December 31, 2013.

An initial deposit payment under the agreement of US$15 million (CAD$18,210,000) was received by the Corporation in December 2008. During the year ended June 30, 2010, the Corporation received further deposit payments totaling US$11,899,000 (CAD$12,172,000) deposit payments. The remaining US$23,101,000 is being paid on a monthly draw-down basis to fund the Bellekeno mine development and infrastructure and ore processing mill construction costs.

9.	Asset Retirement Obligations

	2010	2009
Asset retirement obligations – beginning of year	$810	$814
Fair value of additional asset retirement obligations incurred	807	293
Expenditures on asset retirement obligations	(130)	(328)
Accretion	24	31
Asset retirement obligations – end of year	$1,511	$810

The Corporation’s asset retirement obligations consist of costs expected to be required in respect of presently-ongoing reclamation and closure activities at the Brewery Creek property, and costs expected to be required in respect of future reclamation and closure activities at the end of the life of the Bellekeno mine currently in development. These activities include water treatment, land rehabilitation, ongoing care and maintenance and other reclamation and closure related requirements.

As at June 30, 2010, the Corporation has provided reclamation security totaling $2,483,000 (2009 – $1,397,000) to the Government of Yukon in the form of term deposits held under safekeeping agreements, which funds are included in the Corporation’s non-current restricted cash and deposits.

During the year ended June 30, 2010, the Corporation recorded $807,000 (2009 - $293,000) for the fair value of incremental reclamation obligations arising from the development and construction activity undertaken during the period with respect to the Bellekeno mine.

The total undiscounted amount of the estimated cash flows required to settle the asset retirement obligations is estimated to be $2,035,000 (2009 – $976,000), which expenditures are expected to be incurred substantially over the course of the next 15 years. In historically determining the carrying value of the asset retirement obligations, the Corporation has used a credit-adjusted risk-free rate of 4% per annum.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2010 AND 2009
(figures in tables are expressed in thousands of dollars)

10.	Shareholders’ Equity

The Corporation’s authorized share capital consists of an unlimited number of common shares, without par value.

Share capital transactions occurring during the years ended June 30, 2010 and 2009 are summarized as follows:

(a)

Effective October 23, 2008, the Corporation issued by way of private placement 3,500,000 flow- through shares on a brokered basis at $2.00 per share, for aggregate gross proceeds of $7,000,000. The agent to the private placement was paid a commission of 6% of the gross proceeds from the offering and received broker’s warrants to acquire 210,000 non-flow through shares at any time until October 23, 2009 at a price of $2.00 per share. Net proceeds from the issuance were $6,484,335 after issuance costs comprised of the agent’s commission of $420,000, the fair value of the broker’s warrants granted of $33,600 and other issuance costs of $62,065, less the future income tax benefit of such costs of $155,000.

(b)

Effective March 17, 2009, the Corporation issued by way of private placement 3,428,572 flow- through shares on a non-brokered basis at $1.75 per share, for aggregate gross proceeds of $6,000,000. Net proceeds from the issuance were $5,899,000 after issuance cost comprised of legal and other costs of $101,000, less the future income tax benefit of such costs of $20,000.

(c)

During the year ended June 30, 2009, the Corporation renounced exploration expenditures deductible for Canadian income tax purposes of $7,000,000 in respect of the flow-through shares issued in October 2008 (see (a) above). The Corporation recognized a resultant future income tax liability of $2,100,000 arising from this renunciation, and reduced share capital by the same amount to recognize an additional cost of the issuance of the shares.

(d)

Effective December 23, 2009, the Corporation issued by way of private placement 2,375,000 flow- through common shares on a brokered basis at $4.00 per share, for aggregate gross proceeds of $9,500,000. Net proceeds from the issuance were $9,056,000, after issuance costs comprised of the agents’ commission of $557,000 and other issuance costs of $78,000, less the future income tax benefit of such costs of $191,000.

(e)

Effective February 11, 2010, the Corporation issued 7,350,000 common shares under a short form prospectus at $3.50 per share, for aggregate gross proceeds of $25,725,000. The underwriters were paid a commission of 7% of the gross proceeds from the offering. Net proceeds from the issuance were $24,035,000, after issuance costs comprised of the underwriters’ commission of $1,801,000 and other issuance costs of $613,000, less the future income tax benefit of such costs of $724,000.

(f)

During the year ended June 30, 2010, the Corporation renounced exploration expenditures deductible for Canadian income tax purposes totaling $15,500,000 in respect of the flow-through common shares issued in March and December of 2009. The Corporation recognized a resultant future income tax liability totaling $4,650,000 arising from these renunciations, and reduced share capital by the same amount to recognize an additional cost of the issuance of the shares.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2010 AND 2009
(figures in tables are expressed in thousands of dollars)

11.	Warrants

The changes in warrants issued are as follows:

	Weighted	Number of
	average	shares issued
	exercise	or issuable
	price	on exercise	Amount

Balance – June 30, 2008	$5.73	1,970,489	$2,878

Broker’s warrants issued (see note 10(a))	$2.00	210,000	34
Warrants expired	$5.35	(85,800)	(58)

Balance – June 30, 2009	$5.37	2,094,689	2,854

Warrants exercised	$2.00	(210,000)	(34)
Warrants expired	$5.75	(1,884,689)	(2,820)

Balance – June 30, 2010	-	-	$-

The fair value of warrants issued during the year ended June 30, 2009 was determined under the Black- Scholes option pricing model based on their full term and using a risk-free interest rate of 2.6%, an expected volatility of 82% and no expected dividends.

12.	Stock-Based Compensation

The Corporation has a stock option plan that was most recently approved by its shareholders on December 12, 2008. Under the plan and at the discretion of the board of directors, the Corporation may grant stock options to directors, officers, employees and consultants. The maximum term of options granted under this plan is seven years, and other provisions including vesting and exercise price are determined at the discretion of the directors at the time of granting, subject to the requirement that the exercise price not be less than the market price of the common shares at the granting date. As at June 30, 2010, a total of 4,795,750 options were outstanding under the plan (2009 – 3,651,100). The aggregate number of common shares issued or issuable on exercise of stock options granted under this plan cannot exceed 10% of the number of common shares issued and outstanding from time to time, and accordingly 523,143 remain available for future grantings as at June 30, 2010.

In addition, as at June 30, 2010 an additional 150,000 stock options (2009 – 150,000) remained outstanding which were originally granted outside of the Corporation’s stock option plan and in accordance with the rules of the Toronto Stock Exchange.

All stock options granted during the years ended June 30, 2010 and 2009 carried exercise prices equal to the fair value of the common shares as at the granting date. Of the 1,432,000 stock options granted during the 2010 fiscal year (2009 – 635,000), a total of 1,382,000 (2009 – nil) vest in tranches within two years of the date of grant, and the remaining 50,000 (2009 – 635,000) were fully vested on granting. The weighted average per-share fair value of options granted during 2010 was $1.91 (2009 – $0.99). The stock-based compensation expense recognized for the year in respect of options granted was $1,438,000 (2009 – $686,000), of which $980,000 (2009 – $561,000) has been charged to income and $458,000 (2009 – $125,000) has been capitalized to mineral properties.

The fair value of options at the date of grant was estimated using the Black-Scholes option pricing model, assuming a risk-free interest rate ranging from 2.4% to 2.5% per annum, an expected life of options of 4 years, an expected volatility ranging from 76% to 83% and no expected dividends (2009 – risk-free interest rate of 1.77%, expected life of 4 years, expected volatility of 82% and no dividends).

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2010 AND 2009
(figures in tables are expressed in thousands of dollars)

Changes in incentive stock options outstanding during the years ended June 30, 2010 and 2009 are summarized as follows:

	Weighted	Number of
	average	shares issued
	exercise	or issuable
	price	on exercise	Amount

Balance – June 30, 2008	$3.19	3,541,100	$5,120

Stock options granted	$1.65	635,000	-
Compensation expense recognized	-	-	686
Options exercised	$0.80	(110,000)	(43)
Options expired	$4.55	(265,000)	(540)

Balance – June 30, 2009	$2.90	3,801,100	5,223

Stock options granted	$3.33	1,432,000	-
Compensation expense recognized	-	-	1,438
Options exercised	$1.62	(174,350)	(168)
Options expired	$4.54	(113,000)	(231)

Balance – June 30, 2010	$3.03	4,945,750	$6,262

Incentive stock options outstanding and exercisable at June 30, 2010 are summarized as follows:

		Options Outstanding		Options Exercisable

	Number of	Weighted	Weighted	Number of	Weighted
	Shares	Average	Average	Shares	Average
	Issuable on	Remaining	Exercise	Issuable on	Exercise
Exercise Price	Exercise	Life (Years)	Price	Exercise	Price

$0.80	825,000	1.96	$ 0.80	825,000	$ 0.80
$1.50	147,500	2.47	$ 1.50	147,500	$ 1.50
$1.65	488,750	5.72	$ 1.65	488,750	$ 1.65
$2.18	50,000	6.06	$ 2.18	50,000	$ 2.18
$2.90	200,000	6.39	$ 2.90	100,000	$ 2.90
$3.08	880,000	2.88	$ 3.08	880,000	$ 3.08
$3.45	1,182,000	6.73	$ 3.45	394,000	$ 3.45
$3.88	15,000	4.89	$ 3.88	15,000	$ 3.88
$4.46	177,500	4.62	$ 4.46	177,500	$ 4.46
$4.99	730,000	3.55	$ 4.99	730,000	$ 4.99
$5.19	150,000	4.28	$ 5.19	150,000	$ 5.19
$5.38	50,000	3.92	$ 5.38	50,000	$ 5.38
$5.90	50,000	3.67	$ 5.90	50,000	$ 5.90

	4,945,750	4.06	$ 3.03	4,057,750	$ 2.96

In addition, certain officers of a subsidiary of the Corporation had been provided with an incentive plan under which they could be issued over a period of up to four years an aggregate maximum of 64,412 shares of the Corporation as bonus remuneration in the event that their business unit achieved certain pre-set earnings targets. In accordance with the terms of the plan, effective March 31, 2009 the right to receive these shares ceased as certain minimum earnings targets had not been achieved. No compensation expense had been recorded by the Corporation in respect of shares potentially issuable under this plan.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2010 AND 2009
(figures in tables are expressed in thousands of dollars)

Subsequent to June 30, 2010, a total of 350,000 incentive stock options have been exercised and 5,000 have expired due to cessation of employment.

13.	Goodwill

As at December 31, 2008, management undertook an impairment review of the carrying amount of the Corporation’s goodwill, the full amount of which related to the mineral properties segment. Due to the level of uncertainty at the time in the economic climate world-wide, including the resultant increase in capital market risk aversion, and after considering the fair value of the mineral properties reporting unit taken as a whole, management determined that the current fair value of its recorded goodwill had been reduced to nil. As a result, the Corporation recognized an impairment write-down for the full carrying amount of its recorded goodwill, being $917,000.

14.	Income Taxes

The following table reconciles the income taxes that would be incurred by applying statutory tax rates to the Corporation’s pre-tax income and the taxes actually recorded:

	2010	2009

Loss before provision for taxes	$(6,629)	$(11,033)
Statutory tax rate	33.50%	34.25%

Income taxes at statutory tax rates	(2,221)	(3,778)

Non-deductible permanent differences	294	168
Differences in foreign tax rates	38	(66)
Effect of differences in tax rates	176	389
Change in valuation allowance	153	2,082
Other	150	(255)

Provision for (recovery of) future taxes	$(1,410)	$(1,460)

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2010 AND 2009
(figures in tables are expressed in thousands of dollars)

The tax effects of temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases deductible against taxable income of future years, including non-capital losses, are summarized as follows:

	2010	2009

Future income tax assets:
Losses carried forward	$5,408	$3,703
Property, plant and equipment and intangible assets	1,527	1,057
Mineral properties	644	665
Consulting services contract loss provision	155	345
Share issuance costs	987	493
Asset retirement obligation	331	-
Other	199	120
	9,251	6,383
Valuation allowance	(2,775)	(2,622)
	6,476	3,761

Future income tax liabilities:
Mineral properties	(14,471)	(9,000)

Net future income tax liabilities	$(7,995)	$(5,239)

As at June 30, 2010, the Corporation has available non-capital losses for income tax purposes in Canada and the US totaling approximately $5,000,000 which are available to be carried forward to reduce taxable income in future years and for which no future income tax asset has been recognized, and which expire as follows:

	Canada	US	Total

2015	$11	$-	$11
2027	-	92	92
2028	452	319	771
2029	1,586	801	2,387
2030	977	762	1,739

	$3,026	$1,974	$5,000

Deductible temporary differences, including non-capital losses, as at June 30, 2010 for which no future income tax asset has been recognized total $8,474,000.

15.	Loss per Share

In determining diluted loss per share for the year ended June 30, 2010, none of the Corporation’s 4,945,750 stock options (2009 – 3,801,100) (nor in 2009, its 2,094,689 warrants or 64,412 contingently issuable shares) outstanding at year end were included because the effect of doing so would have been anti-dilutive.

16.	Commitments

(a)

As a consequence of its renunciation of deductible exploration expenditures to the purchasers of flow-through shares (see note 10(d)), the Corporation is required to incur further renounceable exploration expenditures totaling $6,815,000 by December 31, 2010.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2010 AND 2009
(figures in tables are expressed in thousands of dollars)

(b)

As of June 30, 2010, the Corporation’s contractual commitments in respect of capital asset expenditures, primarily in respect of Bellekeno mine development and construction project, totaled approximately $5,967,000.

(c)

The Corporation has entered into various operating lease contracts for office space, motor vehicles and office equipment. The future minimum payments under these leases as at June 30, 2010 are as follows:

2011	$454
2012	446
2013	430
2014	369
2015	366
Thereafter	548

$2,613

17.	Financial Instruments Financial Assets and Liabilities

Information regarding the Corporation’s financial assets and liabilities is summarized as follows:

		2010		2009

	Fair	Carrying	Fair	Carrying
	Value	Value	Value	Value

Held for trading –
Cash and cash equivalents –
Cash and demand deposits	$24,383	$24,383	$5,505	$5,505
Bankers’ acceptances	-	-	4,540	4,540
	24,383	24,383	10,045	10,045
Restricted cash and deposits –
Cash and demand deposits	4,851	4,851	-	-
	$29,234	$29,234	$10,045	$10,045

Held to maturity –
Restricted cash and deposits –
Bankers’ acceptances	$-	$-	$4,650	$4,650
Term deposits	2,760	2,760	1,617	1,617
	$2,760	$2,760	$6,267	$6,267

The carrying amounts of the Corporation’s accounts and other receivable and accounts payable and accrued liabilities reasonably approximate their fair values.

The fair values of all of the Corporation’s financial instruments measured at June 30, 2010 constitute Level 2 measurements within the fair value hierarchy defined under Canadian GAAP.

All bankers’ acceptances carried initial maturity periods of three months or less, and their fair values have been estimated by the Corporation by making reference to published yields for such instruments.

All term deposits carried initial maturity periods of twelve months or less. Given their short term nature and low investment risk, the Corporation has estimated that the carrying amounts of the term deposits reasonably approximate their fair values.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2010 AND 2009
(figures in tables are expressed in thousands of dollars)

Of the Corporation’s restricted cash and deposits at June 30, 2010 of $7,611,000 (2009 – $6,267,000), a total $4,851,000 represents the balance of the Silver Wheaton deposit payments received but not yet expended on the Bellekeno property (2009 – $4,651,000) (see note 8). An additional $2,483,000 (2009 – $1,397,000) comprises security provided to regulatory bodies under safekeeping agreements in accordance with its various operating permits. This security is in respect of mine-site reclamation at certain of the Corporation’s mineral properties, and is releasable back to the Corporation as and when reclamation activities are completed. The balance of the Corporation’s restricted cash and deposits comprises security provided in respect of certain long-term operating lease commitments.

The Corporation recognized interest income during the year ended June 30, 2010 totaling $88,000 (2009 – $224,000), of which $3,000 (2009 – $74,000) represented interest income earned from the Corporation’s held-to-maturity investments. The balance represents interest income from all other sources, including yield income recognized on bankers’ acceptances. Given their short initial maturity periods and the high quality of the issuing counterparties, trading gains and losses outside of yield-at-inception returns on the Corporation’s bankers’ acceptances have been insignificant.

Financial Instrument Risk Exposure

Credit Risk

Credit risk is the risk of financial loss to the Corporation if a customer or counterparty to a financial instrument fails to meet its obligations. The Corporation’s maximum exposure to credit risk at the balance sheet date under its financial instruments is summarized as follows:

	2010	2009

Accounts and other receivables –
Currently due	$1,829	$1,378
Past due by 90 days or less, not impaired	239	623
Past due by greater than 90 days, not impaired	286	337
	2,354	2,338

Cash and demand deposits	29,234	5,505
Bankers’ acceptances	-	9,190
Term deposits	2,760	1,617

	$34,348	$18,650

Substantially all of the Corporation’s cash, demand deposits, bankers’ acceptances and term deposits are held with major financial institutions in Canada, and management believes the exposure to credit risk with respect to such institutions is not significant. Those financial assets that potentially subject the Corporation to credit risk are primarily receivables. Management actively monitors the Corporation’s exposure to credit risk under its financial instruments, particularly with respect to receivables, and has increased its focus on credit risk given the impact of the recent economic climate on its customer base. The Corporation considers the risk of material loss to be significantly mitigated due to the financial strength of the parties from whom the receivables are due, including with respect to trade accounts receivable as the Corporation’s major customers include government organizations as well as substantial corporate entities. As at June 30, 2010 and 2009, no material provision had been recorded in respect of impaired receivables.

Liquidity Risk

Liquidity risk is the risk that the Corporation will not be able to meet its obligations associated with financial liabilities. The Corporation has a planning and budgeting process in place by which it anticipates and determines the funds required to support its normal operating requirements as well as the growth and development of its mining projects. The Corporation coordinates this planning and budgeting process with its financing activities through the capital management process described in note 18. Management has increased its focus on liquidity risk given the impact of the current economic climate on the availability of finance. The Corporation’s financial liabilities are comprised of its accounts payable and accrued liabilities, the contractual maturities of which at June 30, 2010 are summarized as follows:

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2010 AND 2009
(figures in tables are expressed in thousands of dollars)

	2010	2009

Accounts payable and accrued liabilities with contractual maturities –
Within 90 days or less	$9,864	$4,435
In later than 90 days, not later than one year	-	-

	$9,864	$4,435

Currency Risk

The Corporation is exposed to currency risk at the balance sheet date through the following financial assets and liabilities, which are denominated in US dollars:

	2010	2009

Cash and demand deposits	$918	$160
Accounts and other receivables	114	240
Accounts payable and accrued liabilities	(268)	(146)

Net exposure	$764	$254

Based on the above net exposure at June 30, 2010, a 10% depreciation or appreciation of the US dollar against the Canadian dollar would result in an approximately $76,000 decrease or increase respectively in both net and comprehensive earnings. The Corporation currently has only limited exposure to fluctuations in exchange rates between the Canadian and US dollar as significantly all of its property, plant and equipment and mineral properties are located, and significantly all of its revenue is earned, in Canada. Accordingly, the Corporation has not employed any currency hedging programs during the current period.

Interest Rate Risk

The Corporation has no significant exposure at June 30, 2010 to interest rate risk through its financial instruments.

18.	Management of Capital

The capital managed by the Corporation includes the components of shareholders’ equity as described in note 10. The Corporation is not subject to externally imposed capital requirements.

The Corporation’s objectives of capital management are to create long-term value and economic returns for its shareholders. It does this by seeking to maximize the availability of finance to fund the growth and development of its mining projects, and to support the working capital required to maintain its ability to continue as a going concern. The Corporation manages its capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of its assets, seeking to limit shareholder dilution and optimize its cost of capital while maintaining an acceptable level of risk. To maintain or adjust its capital structure, the Corporation considers all sources of finance reasonably available to it, including but not limited to issuance of new capital, issuance of new debt and the sale of assets in whole or in part, including mineral property interests. The Corporation’s overall strategy with respect to management of capital remains fundamentally unchanged from the year ended June 30, 2009, though for purposes of managing its capital structure the level of risk considered acceptable by management has been lowered given the impact of the current economic climate on the availability of finance.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2010 AND 2009
(figures in tables are expressed in thousands of dollars)

19.	Supplemental Cash Flow Information

Supplemental cash flow information with respect to the years ended June 30, 2010 and 2009 is summarized as follows:

	2010	2009

Composition of Cash and Cash Equivalents
Cash and demand deposits	$24,383	$5,505
Bankers’ acceptances	-	4,540

	$24,383	$10,045

Cash Flows Arising From Interest and Taxes Paid
Interest paid	$-	$-
Income taxes paid	$-	$-

Non-Cash Investing and Financing Transactions
Shares issued for acquisition of mineral property interests (see note 5(b))	$-	$315
Capitalization of stock-based compensation expense to deferred exploration and development costs	$458	$125
Increase (decrease) in accounts payable and accrued liabilities related to:
Mineral properties	$3 ,146	$939
Property, plant and equipment	$1,826	$(284)

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2010 AND 2009
(figures in tables are expressed in thousands of dollars)

20.	Segmented Information

	Consulting	Mineral
2010	Services	Properties	Corporate	Total

Segment revenues –
External customers –
Canadian	$4,056	$-	$-	$4,056
Non-Canadian	585	-	-	585
Intersegment	1,748	-	-	1,748
Total segment revenues	6,389	-	-	6,389
Intersegment revenues eliminated on consolidation	(1,748)	-	-	(1,748)
Total revenues as reported	4,641	-	-	4,641

Consulting costs	2,870	-	-	2,870
Accretion of asset retirement obligations	24	-	-	24
Amortization –
Property, plant and equipment	75	-	93	168
Intangible assets	517	-	-	517
Stock-based compensation	173	-	807	980
Other expenses	1,232	-	5,627	6,859
Interest and other expense (income)	(5)	(90)	(83)	(178)
Loss (gain) on disposal of property, plant and equipment	-	30	-	30

Segment loss before recovery of taxes	$(245)	$60	$(6,444)	$(6,629)

Capital asset expenditures in year	$67	$31,957	$16	$32,040

Total assets	$4,576	$105,917	$25,117	$135,610

	Consulting	Mineral
2009	Services	Properties	Corporate	Total

Segment revenues –
External customers –
Canadian	$5,194	$-	$-	$5,194
Non-Canadian	624	-	-	624
Intersegment	1,852	-	-	1,852
Total segment revenues	7,670	-	-	7,670
Intersegment revenues eliminated on consolidation	(1,852)	-	-	(1,852)
Total revenues as reported	5,818	-	-	5,818

Consulting costs	5,429	-	-	5,429
Accretion of asset retirement obligations	31	-	-	31
Amortization –
Property, plant and equipment	217	-	133	350
Intangible assets	564	-	-	564
Stock-based compensation	151	-	410	561
Other expenses	1,213	-	4,746	5,959
Interest expense (income)	(47)	-	(177)	(224)
Loss (gain) on disposal of property, plant and equipment	-	(18)	-	(18)
Write-down of mineral properties	-	2,430	-	2,430
Write-down of intangible assets	852	-	-	852
Write-down of goodwill	-	917	-	917

Segment loss before recovery of taxes	$(2,592)	$(3,329)	$(5,112)	$(11,033)

Capital asset expenditures in year	$200	$25,788	$19	$26,007

Total assets	$4,101	$74,165	$11,341	$89,607

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2010 AND 2009
(figures in tables are expressed in thousands of dollars)

The Corporation’s two operating segments are consulting and project management services in respect of environmental permitting and compliance and site remediation and reclamation, and exploration and development of mineral properties. The operating results from ERDC’s provision of care and maintenance and closure reclamation services under the subsidiary agreement (see note 5(a)) are included in the consulting services segment. The corporate segment includes the Corporation’s executive head office and general corporate administration and activity. Inter-segment transactions are recorded at amounts that reflect normal third-party terms and conditions, with inter-segment profits eliminated from the cost base of the segment incurring the charge.

During the year ended June 30, 2010, the Corporation’s consulting services segment recorded revenues from two customers representing 10% or more of total revenue, in the amounts of $1,971,000 and $493,000 (2009 – from two customers, in the amounts of $3,181,000 and $926,000). Substantially all of the Corporation’s capital assets are located in Canada.

21.	Related Party Transactions

(a)

In January 2009, NovaGold Resources Inc. (“NovaGold”) reduced its shareholding in the Corporation to nil, and as a consequence ceased to be a related party with significant influence over the Corporation. During the year ended June 30, 2009, and while it was a related party, the Corporation incurred technical service fees with NovaGold totaling $274,000, which were capitalized to mineral properties.

(b)

With respect to the Corporation’s December 23, 2009 financing (see note 10(d)), a director and an executive officer of the Corporation participated in the offering, subscribing for a total of 15,000 shares.

(c)

During the year ended June 30, 2010, the Corporation incurred $97,000 in respect of rent of office space (2009 – $95,000) under an agreement with Access Field Services, a company owned by certain individuals who are, or were at the time, executive officers of the Corporation and its subsidiary Access. At June 30, 2010, accounts payable and accrued liabilities include $5,400 due to Access Field Services (2009 – $nil).

These transactions were in the normal course of operations and are measured at the exchange amount, which is the amount established and agreed to by the related parties. The resulting accounts payable and accrued liabilities are payable currently under normal third-party trade payable terms and conditions.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2010 AND 2009
(figures in tables are expressed in thousands of dollars)

22.	Significant Differences Between Canadian and United States Accounting Principles

Canadian GAAP varies in certain significant respects from principles and practices under US GAAP. The effect of the principal measurement differences on the Corporation’s consolidated financial statements as at and for the years ended June 30, 2010 and 2009 are quantified below and described in the accompanying notes:

Consolidated Balance Sheets	2010	2009
Total assets reported under Canadian GAAP	$135,610	$89,607
Mineral properties (see (a) below)	(69,467)	(50,375)
Total assets under US GAAP	$66,143	$39,232
Total liabilities reported under Canadian GAAP	$50,720	$29,844
Flow-through share premium liability pending renunciation (see (b) below)	-	926
Future income tax liability (see (a) below)	(7,925)	(5,001)
Total liabilities under US GAAP	$42,795	$25,769
Total shareholders’ equity reported under Canadian GAAP	$84,890	$59,763
Share capital – cumulative flow-through share issuances (see (b) below)	4,394	480
Share capital – elimination of future income tax benefit from issuance costs	(915)	-
Deficit – cumulative reconciliation adjustments	(65,021)	(46,780)
Total shareholders’ equity under US GAAP	$23,348	$13,463

Consolidated Statements of Operations and Comprehensive Loss	2010	2009
Net loss and comprehensive loss reported under Canadian GAAP	$(5,219)	$(9,573)
Deferred exploration and development costs (see (a) below)	(18,896)	(24,259)
Elimination of write-down of exploration and development costs under Canadian GAAP	-	539
Future income tax recovery, net	656	2,123
Net loss and comprehensive loss under US GAAP	$(23,459)	$(31,170)
Net loss per common share under US GAAP – Basic and diluted	$(0.50)	$(0.79)

Consolidated Statements of Cash Flows	2010	2009
Cash flows used in operating activities reported under Canadian GAAP	$(4,765)	$(4,679)
Deferred exploration and development costs (see (a) below)	(14,328)	(22,624)
Cash flows used in operating activities under US GAAP	$(19,093)	$(27,303)
Cash flows used in investing activities reported under Canadian GAAP	$(25,949)	$(28,996)
Deferred exploration and development costs (see (a) below)	14,328	22,624
Cash flows used in investing activities under US GAAP	$(11,621)	$(6,372)

(a)

Under US GAAP, the Corporation would be required to expense as incurred exploration and development costs on a mineral property prior to completion of a definitive study which establishes commercially minable reserves on that property, as well as any costs of maintaining title subsequent to initial acquisition. Only the costs relating to initial acquisition of a mineral property asset would be capitalized. In addition, such expenditures would be classified as operating activities in the statement of cash flows.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2010 AND 2009
(figures in tables are expressed in thousands of dollars)

(b)

Under US GAAP, any premium realized on the issuance of flow-through shares is required to be recorded as a liability pending renunciation of deductible expenditures to the subscribers. Upon renunciation, any difference between this liability and the resultant future income tax liability is recorded as a future income tax expense. As at June 30, 2009, the flow-through issuance completed in March 2009 was pending renunciation, and therefore for US GAAP purposes the Corporation recorded a $926,000 liability relating to the premium realized on issuance pending the renunciation of deductible expenditures to the subscribers. As at June 30, 2010, the renunciations in respect of all flow-through issuances to that date had been effected.

Impact of recently adopted United States accounting pronouncements:

In June 2009, the Financial Accounting Standards Board (“FASB”) issued FASB Statement 168, “The FASB Accounting Standards Codification™ (“ASC”) and the Hierarchy of Generally Accepted Accounting Principles”, a replacement of FASB Statement 162, “The Hierarchy of Generally Accepted Accounting Principles”. This statement is now known as ASC 105. Effective for interim and annual periods ending after September 15, 2009, the ASC has become the source of authoritative US GAAP recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the US Securities and Exchange Commission (“SEC”) under authority of federal securities laws are also sources of authoritative US GAAP for SEC registrants. The ASC superseded all then-existing non-SEC accounting and reporting standards. The ASC was not intended to change US GAAP, but rather reorganize existing guidance by accounting topic to allow easier identification of applicable standards. References in the Corporation’s consolidated financial statements to US GAAP have been updated to reflect the Codification.

In February 2008, the FASB issued ASC Topic 820-10-15 (formerly FSP FAS 157-2), delaying the effective date of ASC Topic 820-10, “Fair Value Measurements and Disclosures”, (formerly FAS 157) to fiscal years beginning after November 15, 2008 for non-financial assets and liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis. Therefore, the requirements of ASC Topic 820-10 have been applied to such non-financial assets and liabilities beginning in this fiscal 2010. The effect of applying these requirements did not impact the Corporation’s reported consolidated financial position, results of operations or cash flows.

In December 2007, the FASB issued ASC Topic 805-10, “Business Combinations”, (formerly FAS 141(R)), to replace the former FAS 141 prospectively effective for business combinations consummated after the effective date of December 15, 2008. Early adoption was not permitted. Under ASC Topic 805-10, business acquisitions must be accounted for under the acquisition method, compared to the purchase method mandated by FAS 141. Also in December 2007 and effective for fiscal years beginning after December 15, 2008, the FASB issued ASC Topic 810-10-65, “Consolidation”, (formerly FAS 160) under which the non-controlling interest must be measured at 100% of the fair value of assets acquired and liabilities assumed, compared to previous standards under which it was measured at book value. For presentation and disclosure purposes, non-controlling interests must be classified as a separate component of shareholders’ equity. ASC Topic 810-10-65 also changed the manner in which increases/decreases in ownership percentages are accounted for, as well as the manner by which accumulated losses are attributed to non-controlling interests. The provisions of ASC Topic 810-10-65 were to be applied prospectively with the exception of the presentation and disclosure provisions, which were to be applied for all prior periods presented in the financial statements. Early adoption was not permitted. The adoption of these standards did not impact the Corporation’s reported consolidated financial position, results of operations or cash flows.